UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Titan Trading Analytics Inc.
(Name of Issuer)
Common Shares, without par value
(Title of Class of Securities)
887902104
(CUSIP Number)
Michael Gossland Suite 751, 815 – 8th Avenue SW Calgary, Alberta Canada T2P 3P2 (403) 543-2187
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 16, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ❑.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Michael Gossland
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ❑ (b) ❑
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ❑
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

1,030,593

	8	SHARED VOTING POWER

534,500

	9	SOLE DISPOSITIVE POWER

1,030,593

	10	SHARED DISPOSITIVE POWER 534,500
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,565,093
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.35%
14		TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer.

This statement relates to common shares, without par value, of Titan Trading Analytics Inc., a corporation formed under the laws of the province of British Columbia, Canada (the "Issuer") and continued under the laws of the province of Alberta, Canada, whose principal executive offices are located at Suite 751, 815 – 8th Avenue SW, Calgary, Alberta, T2P 3P2, Canada.

Item 2.  Identity and Background.

(a)

Michael Gossland

(b)

5449 Kenwill Drive, Nanaimo, British Columbia, V9T 5Z6, Canada

(c)

Secretary and Chief Technology Officer; Titan Trading Analytics Inc.; software company; Suite 751, 815 – 8th Avenue, Calgary, Alberta, Canada, T2P 3P2

(d)

Mr. Gossland has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Mr. Gossland has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Canadian

Item 3.  Source and Amount of Funds or Other Consideration.

On March 16, 2005, Mr. Gossland exercised 150,000 warrants granted in conjunction with a private placement that closed on March 16, 2004 and acquired 150,000 common shares at $0.12 per share.

On March 16, 2006, Mr. Gossland disposed of 150,000 common shares at a price of  $0.167 per share, in a transaction carried out privately.

On March 16, 2006, Sybille Gossland, the wife of Mr. Gossland, exercised 150,000 warrants granted in conjunction with a private placement that closed on March 16, 2004 and acquired 150,000 common shares at $0.12 per share, that are deemed to be beneficially owned by Mr. Gossland.

Item 4.  Purpose of Transaction.

Mr. Gossland and his wife Mrs. Gossland exercised these warrants for investment purposes.

In private transactions, Mr. Gossland disposed of a total of 150,000 common shares.

Item 5.  Interest in Securities of the Issuer.

(a)

Mr. Gossland is the beneficial owner of 1,565,093 common shares, or 5.35% of the Issuer’s outstanding common shares as of March 16, 2006, which includes (i) 500,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that are vested and fully exercisable at an exercise price of Cdn$0.10 per share and expire December 22, 2008; (ii) 410,593 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that vest over an 18-month period commencing February 16, 2005 and are exercisable at an exercise price of Cdn$0.155 per share and expire February 16, 2010; (iii) 120,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that vest over an 18-month period commencing March 1, 2005 and are exercisable at an exercise price of Cdn$0.25 per share and expire March 1, 2010; (iv)17,000 common shares held in a registered education savings plan for the benefit of Mr. Gossland’s children where Mr. Gossland has a power of attorney; and  (v) 517,500 common shares held by Sybille Gossland, the wife of Mr. Gossland, that are deemed to be beneficially owned by Mr. Gossland.

(b)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote of 1,030,593 common shares, which includes 1,030,593 common shares issuable pursuant to stock options under the Issuer’s stock option plan.

(ii)

Shared power to vote or to direct the vote of 534,500 common shares, which includes 17,000 common shares held in a registered education savings plan for the benefit of Mr. Gossland’s children where Mr. Gossland has a power of attorney and  517,500 common shares which represents the common shares held by Mrs. Gossland.

(iii)

Sole power to dispose or to direct the disposition of 1,030,593 common shares, which includes 1,030,593 common shares issuable pursuant to stock options under the Issuer’s stock option plan.

(iv)

Shared power to dispose or to direct the disposition of 534,500 common shares, which includes 17,000 common shares held in a registered education savings plan for the benefit of Mr. Gossland’s children where Mr. Gossland has a power of attorney and 517,500 common shares which represents the common shares held by Mrs. Gossland.

Sybille Gossland resides at 5449 Kenwill Drive, Nanaimo, British Columbia, V9T 5Z6, Canada. Mrs. Gossland is a homemaker. Mrs. Gossland has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mrs. Gossland has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Gossland is a citizen of Germany, however has been a permanent resident of Canada since 1983.

 (c)

Except as described in Item 3 above, Mr. Gossland did not effect any transactions in the Issuer’s common shares since the most recent filing of Schedule 13D.

(d)

Not applicable.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Gossland may acquire 500,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that are vested and fully exercisable at an exercise price of Cdn$0.10 per share and expire December 22, 2008. Mr. Gossland may acquire 410,593 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that vest over an 18-month period commencing February 16, 2005 and are exercisable at an exercise price of Cdn$0.155 per share and expire February 16, 2010. Mr. Gossland may acquire 120,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that vest over an 18-month period commencing March 1, 2005 and are exercisable at an exercise price of Cdn$0.25 per share and expire March 1, 2010.

Item 7.  Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:

March 23, 2006

/s/ Michael Gossland Michael Gossland